04017651

ES
E COMMISSION
20549

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Att 3.30.2004

OMS 3/25

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
8- 40829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2003 AND ENDING Dec. 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ennismore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 Lexington Avenue, Suite 2202
(No. and Street)

New York, New York 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Calvin W. Cheng (212(252-9980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Loozis & Wegener, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

521 Fifth Avenue, Suite 1700, New York, New York 10175
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Calvin W. Cheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ennismore Securities, Inc., as of Dec. 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

3/1/04

Notary Public

EVAN DREILINGER
Notary Public, State of New York
No. 02DR5029020
Qualified in New York County
Commission Expires Aug. 9, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENNISMORE SECURITIES, INC.

Financial Statement

December 31, 2003

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Loozis & Wegener, CPA's

25 Osborne Road • Garden City, New York 11530 • (516)294-0420 • Fax: (516)248-5321

Ennismore Securities, Inc.
370 Lexington Avenue
Suite 2202
New York, New York 10017

Board of Directors:

We have audited the accompanying balance sheet of Ennismore Securities, Inc. as of December 31, 2003, and the related statement of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ennismore Securities, Inc. as of December 31, 2003, and the results of operations and changes in cash flows for the year then ended in conformity with generally accepted accounting principles applied on a consistent basis.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Loozis & Wegener
Certified Public Accountants

New York, New York
January 20, 2004

TABLE OF CONTENTS

ENNISMORE SECURITIES, INC.

Financial Statement
December 31, 2003

Exhibit A
ENNISMORE SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Current Assets		
Cash (note 1a)	$18,558	
Plant, Property & Equipment net of accumulated depreciation of $28,909 (note 8)	10,124	
TOTAL ASSETS		$28,682

LIABILITIES & CAPITAL

Current Liabilities		
Accruals & Payables	3,116	
TOTAL CURRENT LIABILITIES		$3,116
Stockholders Equity		
Common Stock (note 7)	$100	
Common Stock - Paid in Excess	360,095	
Deficit, December 31, 2002	-312,438	
Less: Loss, 2003	-22,191	
TOTAL STOCKHOLDERS EQUITY		25,566
TOTAL LIABILITIES & CAPITAL		$28,682

The accompanying notes are an integral part of these financial statements.

Exhibit B

ENNISMORE SECURITIES, INC.

Statement of Income

For the twelve months ended December 31, 2003

Income		
Income from Operations	$0	
Income - Interest	142	
		142
Expenses		
Officer's Salaries	$10,000	
Bank Charges	429	
Depreciation	267	
Legal & Professional	4,200	
Office Expense	178	
Office Rent	600	
Supplies & services	250	
Telephone & Utilities	200	
Registration Fee	4,525	
Payroll Taxes	1,284	
Other Taxes	400	
		22,333
Net Loss		($22,191)

The accompanying notes are an integral part of these financial statements.

Exhibit B1
ENNISMORE SECURITIES, INC.
Statement of Changes in Stockholder's Equity

	Common Stock Shrs	Common Stock $	additional paid-in Capital	Retained Deficit	Treas Stock	Total
Balance Jan 1, 2003	100	$100	$342,595	($312,438)		$30,257
Capital Contribution			$17,500			$17,500
Net Loss, 2003				($22,191)		(22,191)
Balance, Dec 31, 2003	100	$100	$360,095	($334,629)		$25,566

Exhibit B2
Ennismore Securities, Inc.

Computation of Net Capital
Under 240.15c3-3

Stockholders' Equity		
Common Stock	$100	
Add: Paid in Excess	360,095	
Less: Deficit through Dec. 31, 2002	(312,438)	
Less: Loss for 2003	(22,191)	$25,566
Less: non-allowable assets		
Plant, Property & Equipment		
Net of depreciation		(10,124)
Net Capital		**$15,442**
Less: Minimum Dollar Requirement		($5,000)
Net Capital in Excess of Reserve Requirement		**$10,442**

There are no material differences between the computation stated above and the Part IIA Focus report, as filed.

Exhibit C
ENNISMORE SECURITIES, INC.
Statement of Cash Flows
For the Twelve months ended December 31, 2003

Cash Flows from Operation Activities:	
Cash received from operations	$0
Cash paid for operating expenses	-22,065
Net Cash outlays from operations	-22,065
Cash Flows from Investing & Other Activities	
Cash received from Investment Income	$142
Cash received from Additional Capital Contrib.	17,500
Cash received from increase in liabilities	1,616
Net Decrease in Cash	(2,807)
Add: Cash & Cash Investments, Jan. 1, 2003	21,365
Cash Balance, December 31, 2003	$18,558

The accompanying notes are an integral part of these financial statements.

Exhibit "D"

ENNISMORE SECURITIES, INC.
Notes to Financial Statements

1a. Cash

Cash consists of checking and money market accounts.

1b. Significant Accounting Policies - Marketable Securities.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income or loss from investments. The Cash - Investments account consists entirely of marketable securities. Throughout 2003 the company had no marketable securities.

2. Incorporation

Ennismore Securities, Inc. was incorporated as a New York Corporation on August 23, 1989.

3. Contingent Liabilities

Management is not aware of any litigation, pending or actual, against the Company.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of 15 to 1 or $5,000 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $15,442, which was $10,442 in excess of its required net capital of $5,000.

5. Income Taxes

The Company has elected S-Corporation tax status for Federal & State income tax purposes. There was no federal tax liability for 2003.

6. Earnings Per Share

Earnings per share of common stock was computed by dividing net income by the number of common shares outstanding for the year (100 shares outstanding). The Net Loss per share in 2003 was $221.91.

7. Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2003, were as follows:

Common Stock, par value $1.00, authorized 20,000 shares;
issued and outstanding 100 shares.

8. Depreciation

Depreciation of equipment for financial reporting purposes is computed at rates adequate to allocate the cost of applicable assets over their expected useful lives. Furniture & Fixtures of $30,626 is fully depreciated over the useful life of seven years. Leasehold Improvements of $8,406 is amortized over thirty-one and a half years ($267 for 2003).

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit "E"

ENNISMORE SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Focus Report - Part IIA

As of December 31, 2003

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: ENNISMORE SECURITIES, INC. [0013]

SEC File Number: 8- 40829 [0014]

Address of Principal Place of Business: 370 LEXINGTON AVENUE [0020]

NEW YORK [0021] NY [0022] 10017 [0023]

Firm ID: 23994 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CALVIN CHENG, PRESIDENT [0030] Phone: (212) 832-0801 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes (•) [0040] No ( ) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	18,558 [0200]		18,558 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	10,124 [0680]	10,124 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	18,558 [0540]	10,124 [0740]	28,682 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	3,116 [1205]	[1385]	3,116 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. **Includes equity subordination (15c3-1(d)) of**

[1010]

	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	3,116 [1230]	0 [1450]	3,116 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	100 [1792]
	C. Additional paid-in capital	360,095 [1793]
	D. Retained earnings	-334,629 [1794]
	E. Total	25,566 [1795]
	F. Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	25,566 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	28,682 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2003 [3932]	12/31/2003 [3933]	3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	75 [3995]
9.	Total revenue	75 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		3,000 [4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		2,792 [4195]
15.	Other expenses		2,246 [4100]
16.	Total expenses		8,038

			[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)			-7,963 [4210]
18. Provision for Federal Income taxes (for parent only)			[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
	a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)			[4224]
	a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles			[4225]
22. Net income (loss) after Federal income taxes and extraordinary items			-7,963 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-4,660 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		25,566 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		25,566 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		25,566 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	10,124 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-10,124 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		15,442 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			15,442 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	207 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	10,442 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	15,130 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		3,116 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	3,116 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 20 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, *(as defined below)*, which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			27,529 [4240]
	A.	Net income (loss)		-7,963 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	6,000 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			25,566 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Exhibit "F"

ENNISMORE SECURITIES, INC.

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Loozis & Wegener, CPA's

Zachary Loozis, CPA • Kim Paul Wegener, CPA • Beverly Wegener, CPA

Board of Directors
Ennismore Securities, Inc.

In planning and performing our audit of the financial statements of Ennismore Securities, Inc. for the year ending December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Ennismore Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 13, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Loozis & Wegener
New York, New York
February 4, 2004

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit "G"

ENNISMORE SECURITIES, INC.

Form SIPC-4

Loozis & Wegener, CPA's

Zachary Loozis, CPA • Kim Paul Wegener, CPA • Beverly Wegener, CPA

Board of Directors
Ennismore Securities, Inc.

The filing requirement of SIPC-7 is no longer required of members for calendar years beginning in 1997.

Loozis & Wegener
Certified Public Accountants

New York, New York
February 4, 2004

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit "H"

ENNISMORE SECURITIES, INC.

Independent Auditor's Report of Audited
Computation of net capital and corresponding
FOCUS PART IIA Report

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Loozis & Wegener, CPA's

Zachary Loozis, CPA • Kim Paul Wegener, CPA • Beverly Wegener, CPA

Board of Directors
Ennismore Securities, Inc.

We have reconciled the audited computation of Net Capital and the corresponding FOCUS PART IIA report for the period ending December 31, 2003 and have found no material differences between these two computations.

Loozis & Wegener
New York, New York
January 20, 2004

25 Osborne Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321